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                                                                     EXHIBIT 2.1

August 17, 1999

VIA FACSIMILE

Mr. Richard Paige
Power Reserve, Inc.
403 Oak Crest Road
San Anselmo, CA 94960


Re:    Option to Purchase Certain Assets of Power Reserve, Inc. and
       Paris1925.com

Dear Mr. Paige:

         In connection with our discussions relating to the possible acquisition (the "Transaction") of all right, title and interest in "timezone.com" and "paris1925.com" (the "Domains") the InterNic (or other relevant body) registrations of the same, the trademark/service mark registrations related to the Domains (the "Trademarks") and the content and end user information (including e-mail addresses) available at the Domains (the "Content") by Ashford.com, Inc. (the "Company") from Power Reserve, Inc. ("Power Reserve") and Richard Paige ("Paige" and together with Power Reserve, the "Sellers") and in consideration of the time and effort that will be devoted towards the Transaction, including professional service expenses of the Company's attorneys, accountants, consultants, and financial advisors, the Company hereby seeks your agreement to the following:

         1. Option. The Sellers hereby grant the Company the option (the "Option") to purchase the Domains, Trademarks and Content in exchange for payment by the Company of $300,000 (the "Option Price") to be paid on the date hereof in cash by wire transfer of immediately available funds to an account specified in writing by the Sellers. The Option shall be exercisable by the Company until November 30, 1999; provided, however, that on or prior to November 30, 1999, the Company may elect to extend the Option period until January 31, 2000 in exchange for payment by the Company of $100,000 (the "Extension Price") to be paid on the date such election, in cash by wire transfer of immediately available funds to an account specified in writing by the Sellers. In the event the Transaction is consummated, the Option Price and the Extension Price shall be applied toward the total cash purchase price of the Transaction. The Company may exercise the Option in its sole discretion at any time prior to January 31, 2000 by providing written notice (the "Exercise Notice") to the Sellers. If the Company provides the Exercise Notice to the Sellers on or before January 31, 2000, subject to the Company's rights under Section 6 hereof, each of the parties covenants and agrees to use their best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to promptly consummate and make effective the Transaction and execute a definitive agreements substantially in the form



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Richard Paige
August 17, 1999
Page 2


attached hereto as Exhibit A and Exhibit B, including cooperating fully with the other party. If the Company does not provide Exercise Notice to the Sellers on or before January 31, 2000 and has not exercised its rights under Section 6 hereof, the Company shall grant to Paige 15,000 shares of the Company's Common Stock (appropriately adjusted for any stock split, dividend, combination, or other recapitalization). Such shares, when issued, shall be fully paid, duly authorized, nonassessable and validly issued.


         2. No-Shop. Through November 30, 1999, or January 31, 2000 if the Option is extended, the Sellers shall not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or encourage submission of, any proposals or offers by any person, entity or group (other than the Company and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning the Domains, Trademarks and Content or afford any access to the properties, books or records of the Sellers or any subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than the Company and its affiliates, agents and representatives), in connection with any Acquisition Proposal involving the Domains, Trademarks and Content. For the purposes of this letter, an "Acquisition Proposal" with respect to an entity means any proposal or offer relating to (i) any sale or transaction involving the Domains, Trademarks or Content (ii) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of the entity; or
(iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Sellers will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Sellers will (i) notify the Company as promptly as practicable if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable notify the Company of the terms and conditions of any such Acquisition Proposal. In addition, subject to the other provisions of this letter, through November 30, 1999, or January 31, 2000 if the Option is extended, Sellers will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than the Company).

         3. Publicity. From and after the date hereof, the Company and Sellers agree that they shall not make and shall use their best efforts to cause their respective representatives, officers, directors, employees and affiliates not to make any public disclosure regarding this Transaction (other than as may be required by applicable securities regulations, law or court order) without


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Richard Paige
August 17, 1999
Page 3


the prior consent of the other party which shall not be unreasonably withheld. Notwithstanding the above, (i) neither party shall be liable to the other party for disclosure of information that is or becomes (through no improper action or inaction by a party or any affiliate, agent, consultant or employee) generally available to the public and (ii) the parties agree that the Company shall be permitted to issue a press release following the consummation of the Transaction.

         4. Access. From the date hereof and thereafter until the termination of this letter or the closing of the proposed Transaction if a definitive agreement is executed, Sellers shall permit the Company and its officers, employees, directors, agents, advisors and representatives ("Representatives") to have reasonable access to inspect and evaluate Seller's operations and will, upon reasonable request from the Representatives, disclose and make available books, records, agreements, plans and other matters relating to the Sellers and their ownership, as applicable, operation and financial condition. Both parties shall arrange for the Representatives to discuss with appropriate officers, employees and representatives of the disclosing party such matters relative to the proposed transaction as the Representatives may reasonably request.

         5. Conduct of Business. In addition to the restrictions detailed in
Section 1, from and after the date hereof and thereafter until termination of this letter or the closing if a definitive agreement is executed, Sellers shall conduct their operations and maintain their assets in the usual and ordinary course of business and will not enter into, amend or modify any material contract, commitment or permit, acquire or dispose of any material asset, sell any equity securities (or right to acquire same), declare or pay any dividend, incur any debt other than trade payables and accrued liabilities incurred in the ordinary course of business, or take any other material action without the prior written approval of the Company, which shall not be unreasonably withheld. In addition, Sellers shall not sell, pledge, license or sublicense, encumber, or otherwise enter into agreements with respect to intellectual property or the Domains, Trademarks and Content except for in the ordinary course of business consistent with past business practices. Seller shall not sell, pledge, or encumber or otherwise enter into agreements with respect to any of his equity interests in Power Reserve except to Mr. Topiol or to Mr. Odetts, or their respective spouses.

         6. Termination. The Sellers shall promptly refund the Option Price and the Extension Price, if previously paid by the Company, to the Company if the Transaction is not completed due to: (A) the Company has provided the Exercise Notice and (i) the Sellers' action or failure to act causes or results in the failure of the Transaction to occur or (ii) if any required approval of the shareholders of Power Reserve shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of shareholders or at any adjournment thereof; or (B) at any time prior to January 31, 2000 (i) the Board of Directors of Power Reserve withdraw or modified its recommendation of this agreement or the Transaction, (ii) there has been any material adverse change with respect to the Domains, Trademarks or Content or
(iii) the Sellers shall have become subject to any permanent injunction or other order of a court or other competent authority preventing the consummation of the Transaction that shall have become final and nonappealable. Prior to exercising its rights under


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Richard Paige
August 17, 1999
Page 4


this Section 6, the Company shall provide written notice to Sellers of its intent to terminate and Sellers shall have 45 days to cure such condition following receipt of such notice.

         7. Employment. In the event the Transaction is consummated, the parties hereby agree to enter into an employment agreement substantially similar to the agreement attached hereto as Exhibit C whereby Paige shall be a full time employee of Ashford Buying Company and receive a Base Salary (as defined therein) of $[*] per year.

         8. Fees. Each party shall pay its own fees and expenses in connection with the Transaction contemplated hereby, including any legal, accounting, finder's or investment banking fees incurred by the parties. If a definitive Transaction agreement is not executed, the Company will have no responsibility to reimburse Sellers for any fees incurred in contemplation of the Transaction.

         9. Governing Law. This Letter shall be governed by and construed under the laws of the state of Texas.

         If the foregoing meets with your approval and accurately reflects our mutual understanding, please acknowledge by signing where indicated below and return a copy of this letter to me at your earliest convenience.

Very truly yours,


/s/ Kenny Kurtzman
Kenny Kurtzman
Chief Executive Officer

Acknowledged and Accepted:

POWER RESERVE, INC.

By: /s/ Richard Paige
Name:  Richard Paige
Title: President

/s/ Richard Paige
Richard Paige

* Certain confidential information on this page has been omitted and filed separately with the Securities and Exchange Commission.